Millennium HI Carbon, LLC

Financial Statements
Year Ended December 31, 2018

Millennium HI Carbon, LLC

Contents

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying financial statements of Millennium HI Carbon, LLC as of December 31, 2018, which comprise the statement of assets and liabilities and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium HI Carbon, LLC as of December 31, 2018, and the changes in its net deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP
Philadelphia, Pennsylvania
March 1, 2019

Financial Statements

Millennium HI Carbon, LLC

Balance Sheet

December 31, 2018

Assets:		
Cash	$	23,685
Prepaid expenses and other assets		55,732
Property, plant and equipment		7,352,482
Total Assets	**$**	**7,431,899**
Liabilities and Members' Equity		
Liabilities:		
Accrued expenses and other payables	$	344,579
Deferred rent		451,662
Total Liabilities		**796,240**
Member's Equity		**6,635,659**
Total Liabilities and Member's Equity	**$**	**7,431,899**

The accompanying notes are an integral part of these financial statements.

Millennium HI Carbon, LLC

Statement of Operations

Year ended December 31, 2018

Income:		
Interest income	$	455
Total Income		455
Operating Expenses:		
Franchise tax		300
Total Operating Expenses		155
Net Loss	$	155

The accompanying notes are an integral part of these financial statements.

Millennium HI Carbon, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2018		
Balance at December 31, 2017	$	**4,315,504**
Net loss		**155**
Contributions		**2,320,000**
Balance at December 31, 2018	$	**6,635,659**

The accompanying notes are an integral part of these financial statements.

Millennium HI Carbon, LLC

Statement of Cash Flows

Year ended December 31, 2018

Cash Flows from Operating Activities:		
Net loss	$	155
Adjustments to reconcile net loss to net cash provided by operating activities:		
Prepaid expenses and other assets		2,471
Accrued expenses and other payables		131,814
Deferred rent		16,800
Net Cash Provided By Operating Activities		151,240
Cash Flows from Financing Activities:		
Additions to property, plant and equipment		(2,504,040)
Capital Contributions		2,320,000
Net Cash Used In Financing Activities		-184,040
Net Increase in Cash		(32,800)
Cash, Beginning of Year		56,485
Cash, End of Year	$	23,685

The accompanying notes are an integral part of these financial statements.

Millennium HI Carbon, LLC

Notes to Financial Statements

1. Nature of Organization

Millennium HI Carbon, LLC ("MHC") was formed in September 2014 in the state of Hawaii for the purpose of acquiring an activated carbon plant located near the port of Kawaihae, Hawaii (the "Plant"). The acquisition, which was completed in May 2015, consisted of 13 acres of land leased from the Department of Hawaiian Home Lands and the existing equipment.

Despite commencing operations in 2011, the Plant failed to achieve full commercial operations. It ceased operations in 2012 and its owner filed for bankruptcy protection. Prior to shutting down, the plant produced activated carbon but there were a number of design and operational issues that needed resolution in order to produce premium-grade activated carbon and operate the plant on a full-time basis. As of the December 31, 2018, MHC is in the late stages of upgrading the plant to establish full commercial operation.

When operating, the MHC plant is expected to process a waste stream of macadamia nut shells into a special form of premium-grade activated carbon, which, due to its large surface area and complex network of pores, provides benefits in a variety of chemical processes including filtration, purification and energy storage. In particular, the activated carbon expected to be produced by the Plant is targeted for manufacturing electrical double-layer capacitors, which are commonly referred to as Ultracapacitors or Supercapacitors, an advanced energy storage alternative to traditional batteries. Ultracpacitors are found in a diverse array of electronic equipment from daily usage engine starting, hybrid and electric vehicles to windmills.

2. Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding MHC's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

MHC's continued existence is dependent upon the continued support of its parent, Millennium Investment & Acquisition Company Inc., and management's ability to develop profitable operations.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

MHC maintains cash accounts at a financial institution that is federally insured up to $250,000 per depositor. At various times during the year, the account balance may have exceeded the insured

limit. The Project mitigates this risk by regularly monitoring the financial stability of the financial institution.

Property, Plant and Equipment

The Plant is carried at historical cost, net of adjustments for impairment, if any. Development costs, including land, land development, direct costs of construction, equipment, and indirect carrying costs incurred during the development and construction period are capitalized. Capitalization of carrying costs begins when development activities commence and ends when the assets are substantially completed and ready for their intended u.

Income Taxes

The Company is organized as a limited liability company and is treated as a flow-through entity under federal and state income tax laws. Limited liability companies are not liable for federal or state income taxes (other than state minimum taxes). A proportionate share of the Company's income (loss) deductions, credits and tax preference items are reported to the individual members for inclusion in their tax returns.

The Company files U.S. federal and state income tax returns. No income tax returns are currently under examination. The statutes of limitations on each of the Company's U.S. federal income tax returns from inception in 2014 remain open.

Management has analyzed the Company's tax positions taken and has concluded that, as of December 31, 2018, no liabilities are required to be recognized in accordance with GAAP in connection with such tax positions.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers." ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also modifies disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for all entities by one year, until years beginning in 2018, with early adoption permitted but not before 2017. Entities may adopt ASU 2014-09 using either a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients or a modified retrospective approach with the cumulative effect recognized at the date of adoption. As MHC has not had any revenues to date, the adoption of ASU 2014-09 will not have an impact on its financial position or statement of operations.

In February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU 2016-02 outlines a new model for accounting by lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. MHC is party to a ground lease with future payment obligations aggregating $3.4 million at December 31, 2018 (Note 4) for which MHC expects to record right-of-use assets upon adoption of ASU 2016-02. ASU 2016-02

will also require quantitative and qualitative disclosures and is effective for years beginning after December 15, 2018, with early adoption permitted.

3. Member's Equity

MHC is a wholly-owned subsidiary of Millennium Investment & Acquisition Company Inc., which has funded capital contributions in the form of equity in order for MHC to pursue its business plans.

As of December 31, 2018, MHC has received total equity contributions totaling approximately $6.6 million, of which $2.3 million was contributed during the year ended December 31, 2018.

4. Commitment and Contingencies

On September 4, 2014, MHC executed a lease with the State of Hawaii Department of Hawaiian Home Lands for the land upon which the Plant is constructed.

The lease, expiring in 2035, represents the following commitments:

Year	Lease Repayments
2019	$ 168,000
2020	168,000
2021	168,000
2022	168,000
Thereafter	2,761,338
Investment in real estate, net	$ 3,433,338

The rent expense is reported on a straight-line basis over the term of the lease. The excess of rent expense recognized over amounts contractually due pursuant to the underlying lease is included in deferred rent in the accompanying statement of assets and liabilities. For the year ended December 31, 2018, $184,800 of rent expense was capitalized to the Plant.

MHC is not currently subject to any lawsuits, actions or other legal proceedings or pending claims. However, MHC could, from time to time, be involved in litigation proceedings arising out of its normal course of business.